September 23, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (212)969-2386

Robert H. Joseph, Jr.
Chief Financial Officer
Alliance Capital Management Holding L.P.
1345 Avenue of the Americas
New York, New York 10105


Re:	Alliance Capital Management Holding L.P.
	Form 10-K filed March 15, 2005
	File No. 001-09818

Dear Mr. Joseph:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      To the extent the following comments are applicable to Alliance
Capital Management L.P., File Number 000-29961, they should be considered with respect to future revisions to their filings with the
Commission.









Form 10-K for the period ended December 31, 2004

Business, General, page 1

1. We refer to the last paragraph on page 1 that states the Company changed its accounting for certain fixed income assets managed for insurance company clients from the cost method to the equity method, resulting in an increase in fixed income assets under management of up to $3 billion at year. In this regard, please tell us and provide the following information in future filings:

* state the justification for the change in accounting principle, including the specific circumstances which occurred during 2004 that management determined were not present in prior periods which resulted in the change from the cost method to the equity method. Refer to paragraph 17 of APB 20;

* include the disclosure required by paragraph 19 of APB 20 regarding the change in accounting principle or provide us with the SAB 99 materiality assessment that supports why this disclosure was not included in the filing; and

* discuss in MD&A the effects of this change in accounting principle on current and future operations considering revenues are based on a percentage of the value of assets under management which have been increased by $3 billion as a result of this change in valuation.

Cash Management Services, page 10

2. We refer to the statement that on October 28, 2004 Alliance Capital and Federated Investors reached a definitive agreement to acquire the Company`s cash management services unit, which is expected to close in 2005 with payments aggregating $65 million over five years and resulting in a transfer of up to $24 billion in assets from money market funds to Federal Investors. Considering that this component of the Company was held for sale as of December 31, 2004 please tell us and provide in future filings the following information:

* state the reasons why the operating unit that is being sold was not recorded as a discontinued operation as of December 31, 2004;

* explain why you have not provided the footnote disclosure required by paragraphs 47 and 48 of SFAS 144 in the notes to the financial statements; and

* disclose in MD&A the expected effects of the sale of this operating unit on the Company`s future operations, cash flow and liquidity.


Financial Statements of Alliance Capital Management Holdings

Note 6, Commitments and Contingencies, Legal Proceedings, page 53

3. We note the Company has been named as a defendant in a number of significant litigation proceedings in which you believe the allegations are without merit and are also unable to estimate the impact, if any, that their outcome will have on your results of operations or financial condition. In this regard, please tell us and disclose in future filings the following information:

* provide a probability assessment based on the ranges established in paragraph 3 of SFAS 5 as to the likelihood (probable, reasonably possible or remote) of an unfavorable outcome with respect to the pending litigation;

o if the assessment of the possibility of a negative outcome was more than remote or reasonably possible, please indicate an estimate of the possible loss or range of loss or a statement as to why such an estimate cannot be made. Refer to paragraph 4 of SFAS 5 and paragraph 3 of FIN 14.

o if the probability assessment is that a negative outcome is probable, please record an estimated loss for the expected outcome of the litigation as required by paragraph 8 of SFAS 5 and paragraphs
3 and 4 of FIN14.

* disclose your accounting policy with respect to the accrual of legal costs related to these litigation contingencies.

4. We refer to the last paragraph of the "Market Timing-related Matters" section on page 55 that states the Company recorded charges of $330 million during the second half of 2003 in connection with the
establishment of a $250 million restitution fund and certain other
matters.     In this regard, please tell us and provide in future
filings the following information:

* describe the reasons for establishing the $250 million restitution fund and the sources of cash that will be used for the fund.
Refer
to Section IV, Undertaking C. "Distribution of Disgorgement and Penalty" and "Disgorgement and Civil Money Penalty" of the SEC administrative order In the Matter of Alliance Capital Management, L.P., at IA-2205A (Dec. 18, 2003), Administrative Proceeding File No.
3-11359;






* disclose in the "Market-Timing Investigations" section on page
16
the Company`s plan of remedial action taken to obtain reasonable assurance that the deficiencies in internal controls related to market timing will not recur in future operations;

* state the nature and business reasons for the $80 million of payments related to certain other matters and their relationship, if any, to any regulatory agreements;

* disclose the terms of the agreement with the New York State
Attorney General`s office which include:

o a 20% reduction in mutual fund fees that have resulted in a reduction of approximately $70 million in 2004 advisory fees.
Refer
to the "Market Timing Investigations" section on page 16.

o an undertaking by the Company to continue the 20% mutual fund fee reduction for at least a five year period which, estimated at $70 million per year would result in additional fee reductions of $280 million over the next four years.

o disclose in MD&A the effects of this undertaking on future operations, cash flow and liquidity of the Company. Refer to press release dated December 18, 2003 from the Office of the New York State
Attorney General titled: "Alliance Agreement Includes New Form of Relief for Shareholders, $600 Million Agreement Includes 20 Percent
Reduction in Mutual Fund Fees".

5. We refer to the second paragraph of the "Private Client
Services"
section on page 12 which states that effective January 1, 2005 you eliminated transaction charges on U.S. Equity services which is expected to reduce revenues in 2005 by $10 million. In this regard, please tell us and disclose in future filings:

*  if this reduction is the result of the agreement with the New
York
State Attorney General`s office which requires a 20% reduction on mutual fund fees for at least five years; and

* if so, please explain the assumptions you used to determine the
$10
million reduction as compared to the statement by the New York
State
Attorney General that the reduction will be about $70 million per year for five years. Refer to paragraph I.C.1, "Reduction of Management Fee Rates for Five Years" in the Agreement section of the
Assurance of Discontinuance dated September 1, 2004 of the
Attorney
General of the State of New York.





Financial Statements of Alliance Capital Management L.P. and
Subsidiaries

Summary of Significant Accounting Policies

Principles of Consolidation, page 65

6. We note you use the equity method of accounting for unconsolidated joint ventures and certain investment vehicles where Alliance
Capital
ownership is less than 50%. In this regard, please tell us and describe in future filings:

* the nature and origin of these investment vehicles;

* why these investment vehicles qualify for using the equity method of accounting; and

* where the net assets and results of operations of these investment vehicles are disclosed in the financial statements.

Fees Receivable, Net, page 65

7. We refer to the statement that the allowance for doubtful accounts is determined through an analysis of the aging of receivables, assessment of collectibility and other quantitative and qualitative factors. In this regard, please tell us and provide the following information in MD&A in future filings:

* include an analysis, preferably in tabular form, to show how the yearly amount of the allowance for the last three fiscal years was determined. Refer to Schedule E, "Valuation and Qualifying
Account -
Allowance for Doubtful Accounts" on page 119;

* discuss in greater detail the quantitative and qualitative factors that you considered in your analysis of the aging of receivables;
and

* discuss the reasons for the significant increase in the allowance of $1.987 million and $1.839 million during 2002 and 2003, respectively, and for the decrease of $1.215 million in the allowance in 2004.

Goodwill, net, page 66

8. We refer to the $2.9 billion of goodwill, equal to 33% of total assets as of December 31, 2004, and to the "Goodwill" section in MD&A on page 42 that states management believes goodwill was not impaired as of December 31, 2004. Considering the materiality of the goodwill recorded, please tell us and provide the following disclosure in future filings:

* state when the goodwill was recorded and the terms of the specific acquisitions that resulted in goodwill recognition;

* disclose the amount of original goodwill recorded with respect to these acquisitions and the factors that contributed to the purchase price that resulted in the recognition of goodwill;

* discuss the effects of any contingent consideration agreements on the amount and timing of goodwill recognition;

* state how you will account for the elimination of goodwill related to the cash management services unit for which the Company entered into a definitive agreement to sell in 2005. Refer to the "Cash
Management Services" section on page 10;

* discuss how you determined that goodwill had not been impaired as of December 31, 2004 considering the following situations that, according to paragraph 28 of SFAS 142 would appear to more likely than not reduce the fair value of the reporting unit below its carrying amount:

o the material litigation in which the Company is currently a defendant related to market timing, revenue sharing and Enron related matters. See Note 11, "Commitments and Contingencies, Legal Proceedings" on page 73 and the first risk factor on page 20.

o the adverse settlement with the Commission and the New York
State
Attorney General in December 2003 which resulted in establishing a restitution fund for $250 million and a 20% reduction on advisory fees on U.S long-term open end mutual funds totaling $70 million which reduced the net income for 2003 by 50%. The Company may also be required to contribute additional monies to the restitution fund.
See "Market Timing Investigations" on page 16 and Note 11, "Legal Proceedings, Market Timing-related Matters" on page 75.

o the effect on future operations of the 20% reduction of mutual fund fees for at least a five year period in addition to the $70 million reduction in 2003, resulting in a total value of the settlement with the Commission and the Attorney General of New York State for approximately $600 million. Refer to paragraph I.C.1, "Restitution of Management Fee Rates for Five Years" of the Assurance of Discontinuance Agreement with the Office of the Attorney General of the State of New York dated September 1, 2004.





o the first risk factor on page 20 that states the Company`s reputation has suffered and could continue to suffer as a result of the issues related to the market timing of mutual funds. This could result in increased redemptions of mutual funds or reductions in assets managed for institutions and private clients and therefore reduce management fees earned.

Intangible Assets, Net, page 66

9. With respect to the investment management contracts of businesses acquired totaling $414 million at December 31, 2004, please tell us and provide in future filings the following information:

* describe the specific business acquisitions which resulted in the costs assigned to management investment contracts of businesses acquired and how these costs were allocated to this intangible asset;
and

* state the basis for estimating the 20 year amortization period.

Cash Distributions, page 68

10. Tell us and disclose in future filings how Available Cash
Flows
is defined for purposes of determining the availability of cash for distributions to ACMC and its unitholders.

Form 10-Q for the period ended June 30, 2005

Financial Statements of Allied Capital Management Holding

Note 6, Commitments and Contingencies, Regulatory Matters, page 8

11. We refer to the Wells Notice the Company received on July 26, 2005 from the New York Stock Exchange for failing to properly identify certain short sales transactions as short sale in the Electronic Blue Sheet transmissions. In this regard, please tell us and explain in future filings if you are currently in violation of NYSE violations considering you state that this issue was a result of a coding problem in the electronic reporting system that was corrected in 2003, two years before you received the notice of violation.










Financial Statements of Allied Capital Management

Note 8, Divestiture, page 16

12. We note that in June 2005 the cash management services were sold to Federated Investors. In this regard, please tell us and disclose in future filings the following information:

* disclose the total sales price for the operating unit sold;

* state the carrying value of the net assets that were sold;

* explain how the $25 million gain was determined, prior to recognizing the offset of the gain contingency of $7.5 million;

* discuss in MD&A the expected effects of this sale on the Company`s current and future results of operations, cash flow and liquidity; and

* explain why the financial statements including the Condensed
Consolidated Statements of Cash Flows does not show the impact of this sale.



*	*	*

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.












        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
Alliance Capital Management Holding L.P.
Robert H. Joseph, Jr.
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